FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 13, 2002

Commission File Number 1-12736

Savia S.A. de C.V. (Translation of registrant's name into English)
Rio Sena 500 Pte. Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....X..... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1):   ......

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ......

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82- ......

Contents

* Press Release dated December 13, 2002

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Savia, S.A. de C.V.
By: /s/ Francisco Garza Barbosa ___________________ Francisco Garza Barbosa Comptroller
Date: December 13, 2002

FINANCIAL INFORMATION

Contacts:
SAVIA
Francisco Garza
Phone: 52818-1735500
e- mail: fjgarza@savia.com.mx

MEDIA
Francisco del Cueto
Phone: 55-56623198
e-mail: delcueto@mail.internet.com.mx

FOX PAINE
Joele Frank, Wilkinson Brimmer Katcher
Andy Brimmer / Nina Covalesky
Phone: 212-355-4449

SAVIA WILL DISTRIBUTE ITS SHARES OF SEMINIS

FOX PAINE WILL INVEST US$222 MILLION TO
ACQUIRE SHARES IN SEMINIS

Transaction Valued In Excess Of US$650 Million

Monterrey, Mexico and, San Francisco, California. December 13, 2002 Savia, S.A. de C.V. (BMV:
SAVIA; NYSE: VAI) today announced that it has signed a letter of intent with Fox Paine & Company, LLC, a San
Francisco-based private equity firm, under which Fox Paine, and certain Savia related parties will acquire all of the outstanding shares of Seminis, Inc. (Nasdaq: SMNS), the world's largest developer, producer and marketer of fruit and vegetable seeds. The proposed transaction has a total enterprise value in excess of US$650 million.

As part of the transaction Savia will exchange its Seminis Class C preferred shares for approximately 37.7 million shares of Seminis common stock, after which, the total number of outstanding Seminis common shares will be approximately 101.7 million. Savia will distribute most of its Seminis common shares to Savia shareholders, or approximately 73.9 million shares, and retain approximately 4.4 million shares. In addition, Savia will sell the convertible debentures approved by the shareholders meeting on September 2, 2002 and will sell the 4.4 million retained Seminis shares. The proceeds will be used to repay a portion of Savia's indebtedness.

Under the terms of the proposed transaction, Savia shareholders that received Seminis shares and the public holders of the outstanding shares of Seminis, will each receive, US$3.40 per share in cash. Based upon
Seminis' closing price of US$2.51 on Friday, December 13, 2002, this represents a premium of 35%.

Savia, Alfonso Romo Garza, the Chairman and Chief Executive Officer of Seminis, and certain entities affiliated with Mr. Romo will enter into voting agreements to vote their shares, representing, in the aggregate approximately 85% of the voting power of Seminis, in favor of the transaction.

The letter of intent contemplates that existing management will continue to run the company, with Mr.
Romo continuing as Chairman and Chief Executive Officer and Dexter Paine, President of Fox Paine, serving as
Vice Chairman of Seminis.

Mr. Romo said, "We are pleased to have found a partner in Fox Paine. Their valued strategic insight and expertise will help strengthen Seminis' position as the world's leading provider of high-quality specialty seeds in both developed and emerging markets. We will focus on capturing value in the food chain and offering total solutions to our customers. Fox Paine's interest and expertise in the industry, as well as their experience in structuring complex transactions makes Fox Paine a valuable partner. We will be working diligently over the near term to execute definitive agreements."

Mr. Paine said, "We are very excited by the prospect of participating in the future growth of Seminis through this strategic investment. Seminis' innovative agricultural technology and its experienced and talented management team, led by Alfonso Romo Garza, together with its new capital structure, will accelerate the next stage of this dynamic company's development."

The proposed transaction is subject to certain conditions, including the satisfactory completion of a review of the business and financial condition of Seminis by Fox Paine, the negotiation of definitive agreements covering the transactions contemplated under the letter of intent, the refinancing and incurrence of additional indebtedness of Seminis, the acquisition of the Seminis shares held by the public, the approval of bank lenders of both Savia and its controlling shareholders, the obtaining of regulatory approvals, the approval of the Board of Directors of Savia and Seminis and the approval of shareholders of Savia (and certain transactions among the controlling shareholders)
and Seminis.

 Safe Harbor Statement
All statements in this press release other than statements of historical facts are
"forward looking" statements, including without limitation statements regarding the
Company's financial position, business strategy, plans, proposed transaction and objectives of management and industry conditions. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to be correct or that the proposed transaction will be completed. The following factors, among others, may affect the Company's actual results or the proposed transaction and could cause such results to differ materially from those expressed in any forward-looking statements made by or on behalf of the Company: competitive factors, agribusiness risks, governmental and economic risks associated with foreign operations, need for additional financing as well as changes in the equity markets. Further information on the factors that could affect the Company's financial results is contained in the
Company's latest 20-F filed with the Securities and Exchange Commission.

Savia (www.savia.com.mx) participates in industries that offer high growth potential in Mexico and internationally. Among  its main subsidiaries are: Seminis a global leader in the development, production and commercialization of fruit and vegetable seeds; Bionova, a grower and marketer of fresh produce; and Omega, a real estate development company.

Seminis, Inc. (http://www.seminis.com) is the world's largest developer, producer and marketer of vegetable seeds. The company uses seeds as the delivery vehicle for innovative agricultural technology. Its products are designed to reduce the need for agricultural chemicals, increase crop yield, reduce spoilage, offer longer shelf life, create better tasting foods and foods with better nutritional content. Seminis has established a worldwide presence and global distribution network that spans 150 countries and territories.

Fox Paine & Company, LLC manages investment funds in excess of US$1.5 billion, providing equity capital for corporate acquisitions, company expansion and growth programs and management buyouts. The Fox Paine funds are managed on behalf of over 50 leading international financial institutions, including major governmental and corporate pension systems, Fortune 100 companies, major life and property & casualty insurance and reinsurance companies, money center and super regional commercial banks, investment banking firms, and university endowments. Fox Paine was founded in 1997 by Saul A. Fox, a former general partner of Kohlberg Kravis Roberts & Co., and W. Dexter Paine, III, a former general partner of Kohlberg & Co. More information about Fox Paine can be found at www.foxpaine.com.

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